UBS AG

Bahnhofstrasse 45,

8001 Zurich, Switzerland

UBS Switzerland AG

Bahnhofstrasse 45,

8001 Zurich, Switzerland

February 4, 2025

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Robert Arzonetti

Re:	UBS AG and UBS Switzerland AG (the “Registrants”)
Registration Statement on Form F-3 (File No. 333-283672 and 333-283672-01)

Ladies and Gentleman:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it is declared effective at 4:30 p.m. (EST), on February 6, 2025, or as soon as practicable thereafter.

Please contact Catherine M. Clarkin of Sullivan & Cromwell LLP, U.S. counsel to the Registrants, at (212) 558-4175 or by email (clarkinc@sullcrom.com), as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Securities and Exchange Commission	Page 2

Thank you for your assistance in this matter.

Yours truly,

UBS AG
UBS SWITZERLAND AG

/s/ David Kelly
Name: David Kelly
Title: Managing Director

/s/ Patrick T. Shilling
Name: Patrick T. Shilling
Title: Managing Director

cc:	Catherine M. Clarkin (Sullivan & Cromwell LLP)